

02005890



FEB 27 2002
340

VF 3-4-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49252

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WEA Tax Sheltered Annuity Trust

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Nob Hill Road
(No. and Street)

Madison	WI	53713
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Peirick (608) 661-6617
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Strohm Ballweg, LLP
(Name — *if individual, state last, first, middle name*)

725 Heartland Trail, Suite 101,	Madison,	WI	53707
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Lefebvre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEA Tax Sheltered Annuity Trust, as of December 31, ~~19~~2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Paul G. Lefebvre
Signature

Assistant Executive Director
Title

Cheryl M. Weith
Notary Public Com 3/29/00 - 3/28/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


FEB 27 2002
340

WEA Tax Sheltered Annuity Trust

AUDITED FINANCIAL REPORT
DECEMBER 31, 2001


WEA
TRUST

WEA TAX SHELTERED ANNUITY TRUST

AUDITED FINANCIAL REPORT

December 31, 2001

CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statements of financial condition	2
Statements of income	3
Statements of changes in Trust equity	4
Statements of cash flows	5
Notes to financial statements	6-8
SUPPLEMENTARY SCHEDULES	
I Computation of aggregate indebtedness and net capital under Rule 15c3-1	9
II Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3	10
III Information relating to the possession or control requirements under Rule 15c3-3	11
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	12-13


Strohm
Ballweg, LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees
WEA Tax Sheltered Annuity Trust
Madison, Wisconsin

We have audited the accompanying statements of financial condition of WEA Tax Sheltered Annuity Trust as of December 31, 2001 and 2000, and the related statements of income, changes in Trust equity and cash flows for the years then ended that you file pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WEA Tax Sheltered Annuity Trust as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Strohm Ballweg, LLP

Madison, Wisconsin
February 11, 2002

725 Heartland Trail, Suite 100 • Madison, WI 53717-1966 • Phone (608) 821-0600 • Fax (608) 821-0601

WEA TAX SHELTERED ANNUITY TRUST

STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS	**2001**	**2000**
CASH AND CASH EQUIVALENTS	$ 1,328,468	$ 1,414,464
SPECIAL RESERVE BANK ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS	$ 712,361	$ 1,768,010
EQUIPMENT		
Equipment	$ 180,475	$ 101,608
Less accumulated depreciation	(102,112)	(88,728)
	$ 78,363	$ 12,880
RECEIVABLES AND OTHER ASSETS		
Interest receivable	2,923	11,661
Other assets	142,888	341,581
	$ 145,811	$ 353,242
PARTICIPANT FUNDS ON DEPOSIT	$ 934,178,236	$ 846,624,291
	$ 936,443,239	$ 850,172,887

LIABILITIES AND TRUST EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$ 117,887	$ 74,246
Payable to affiliate	297,479	164,916
Payable to participants for investments held on their behalf	934,469,121	848,326,330
	$ 934,884,487	$ 848,565,492
TRUST EQUITY	$ 1,558,752	$ 1,607,395
	$ 936,443,239	$ 850,172,887

See Notes to Financial Statements.

WEA TAX SHELTERED ANNUITY TRUST

STATEMENTS OF INCOME
Years Ended December 31, 2001 and 2000

	2001	2000
INCOME		
Fees earned	$ 2,011,338	$ 1,604,247
Interest income	49,861	86,194
Other income	178,778	194,445
	$ 2,239,977	$ 1,884,886
OPERATING EXPENSES		
Salaries and benefits	$ 1,245,700	$ 1,044,892
Communications	190,043	107,945
Occupancy and equipment costs	169,858	136,009
Promotional costs	140,827	110,026
Other expenses	542,192	493,844
	$ 2,288,620	$ 1,892,716
NET LOSS	$ (48,643)	$ (7,830)

See Notes to Financial Statements.

WEA TAX SHELTERED ANNUITY TRUST

STATEMENTS OF CHANGES IN TRUST EQUITY
Years Ended December 31, 2001 and 2000

	2001	2000
TRUST EQUITY—beginning of year	$ 1,607,395	$ 1,615,225
NET LOSS	(48,643)	(7,830)
TRUST EQUITY—end of year	$ 1,558,752	$ 1,607,395

See Notes to Financial Statements.

WEA TAX SHELTERED ANNUITY TRUST

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (48,643)	$ (7,830)
Adjustments to reconcile net loss to net cash from operations:		
Depreciation	13,384	8,525
Change in assets and liabilities:		
(Increase) decrease in:		
Special reserve bank account for the exclusive benefit of customers	1,055,649	(1,023,499)
Receivables and other assets	207,431	(265,932)
Increase (decrease) in:		
Accounts payable and accrued liabilities	43,641	61,232
Payable to affiliate	132,563	216,566
Income tax payable	–	(2,490)
Contributions payable to investment funds	(1,411,154)	1,405,800
Net cash provided by (used in) operating activities	$ (7,129)	$ 392,372
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Equipment	$ (78,867)	$ –
NET CHANGE IN CASH AND CASH EQUIVALENTS	$ (85,996)	$ 392,372
CASH AND CASH EQUIVALENTS		
Beginning of Year	1,414,464	1,022,092
End of year	$ 1,328,468	$ 1,414,464

See Notes to Financial Statements.

WEA TAX SHELTERED ANNUITY TRUST

NOTES TO FINANCIAL STATEMENTS

DECLARATION OF TRUST AND NATURE OF BUSINESS

The WEA Tax Sheltered Annuity Trust (the Trust) was established by an agreement and declaration of trust by and between the Trustees and the Wisconsin Education Association (WEA), Inc., a Wisconsin not-for-profit corporation. The Trust is maintained pursuant to joinder agreements between its Trustees and the employers of its participants. The stated purpose of the Trust is to facilitate the purchase of tax-sheltered annuity contracts under Section 403(b) of the Internal Revenue Code for WEA members and qualified employees in the state of Wisconsin.

In accordance with the Trust indenture, any net equity of the Trust is to be accumulated and/or applied solely for the benefit of the participating members and their beneficiaries.

The Trust is registered as a broker-dealer. The Trust conducts a securities business exclusively in open-end investment company shares directly with vendors. It maintains records of these transactions on an omnibus basis for the benefit of its participants, and is fully subject to the provisions of SEC Rule 15c3-3.

SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions: The Trust has no proprietary securities and the only securities transactions that occur are those for participants. Participant securities transactions are reported on a settlement date basis. Related commission income is also reported on a settlement date basis; however, the effect of transactions executed but not settled is not significant.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recognition of Fees: Participant funds are assessed administrative fees each month on a pro-rata basis. This year, a special fee of $310,450 was assessed to the unallocated participant fund balance to supplement the normal administrative fee. This assessment was authorized by the Board of Trustees.

Equipment: Equipment is carried at cost, reduced by depreciation computed on the straight-line basis over an estimated useful life of five to ten years.

Cash and Cash Equivalents: Cash and cash equivalents include money market funds that are not insured by the FDIC. The Trust does not include any amounts held in the Special Reserve Bank Account for the Exclusive Benefit of Customers in cash equivalents.

SPECIAL RESERVE BANK ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

The Trust is subject to Rule 15c3-3 of the Securities and Exchange Commission, which requires funds to be on deposit in the Special Reserve Bank Account for the Exclusive Benefit of Customers. The balances required at December 31, 2001 and 2000, were $302,888 and $1,719,846, respectively. The Trust had $712,361 and $1,768,010 on deposit in the Special Reserve Bank Account for the Benefit of Customers at December 31, 2001 and 2000, respectively.

RELATED PARTY TRANSACTIONS

The WEA Tax Sheltered Annuity Trust, the WEA Member Benefit Trust, and the WEA Insurance Trust were all created by the Wisconsin Education Association. All the Trustees of the WEA Tax Sheltered Annuity Trust are members of the Board of Trustees of the WEA Insurance Trust. In addition, the WEA Insurance Trust has formed a wholly-owned subsidiary, WEA Insurance Corporation, a stock life insurance company; and the WEA Member Benefit Trust has formed a wholly-owned subsidiary, WEA Property & Casualty Insurance Company, a stock property and casualty insurance company. In order to minimize the costs of and to facilitate the record keeping and administrative functions of the organizations, agreements have been executed to utilize the existing facilities and personnel of the WEA Insurance Trust and the WEA Insurance Corporation to the extent necessary to maintain proper and complete records and administration of the organizations.

The total costs of operation are allocated based on cost studies performed annually. These studies analyze the relative activities of personnel of the organizations to determine proportionate allocations of joint expenses that should be made. The allocations have been subjected to the auditing procedures applied in the audits of the basic financial statements and are approved by the Board of each organization.

Total expenses allocated to the WEA Tax Sheltered Annuity Trust for the years ended December 31, 2001 and 2000, were $1,972,970 and $1,556,916, respectively.

MINIMUM NET CAPITAL REQUIREMENTS

The Trust is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital and net capital requirements of $1,306,352 and $250,000, respectively, at December 31, 2001. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001, was .31 to 1. The Company had net capital and net capital requirements of $1,199,013 and $250,000, respectively, at December 31, 2000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2000, was .18 to 1.

LIABILITIES SUBORDINATED TO GENERAL CREDITORS

There were no changes in liabilities subordinated to general creditors during the years ended December 31, 2001 and 2000. The liabilities subordinated to general creditors as of December 31, 2001 and 2000, were $0.

INCOME TAXES

The Trust files federal and Wisconsin fiduciary income tax returns. It is taxable to the extent of its investment income net of investment-related expenses. Income tax expense was $0 for the years ended December 31, 2001 and 2000. At December 31, 2001, the Trust has a Wisconsin capital loss carry forward of $3,780 expiring in 2004.

PARTICIPANT FUNDS ON DEPOSIT

The Trust holds a group annuity contract issued by Connecticut General Life Insurance Company (CIGNA). This agreement is in effect for an unlimited period until terminated as provided in the agreement. The contract provides for CIGNA to maintain a deposit fund for the exclusive benefit of the participants and their beneficiaries. In addition, the Trust offers its participants the option to invest in mutual funds.

The activity in the Participant funds for the years ended December 31, 2001 and 2000, was as follows:

	2001	2000
Participant Balance, beginning of year	$ 848,326,330	$ 791,778,667
Net contributions	76,706,367	67,165,708
Withdrawals	(19,587,951)	(33,741,567)
Administrative fees	(2,011,338)	(1,604,247)
Investment earnings	31,035,713	24,727,769
Participant Balance, end of year	$ 934,469,121	$ 848,326,330
Contributions payable to investment funds	(290,885)	(1,702,039)
Participant funds on deposit	$ 934,178,236	$ 846,624,291

The Participant funds on deposit consisted of the following at December 31, 2001 and 2000:

	2001	2000
CIGNA Guaranteed Deposit Account	$ 723,990,069	$ 632,352,416
Mutual Funds	210,188,167	214,271,875
	$ 934,178,236	$ 846,624,291

WEA TAX SHELTERED ANNUITY TRUST

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1
December 31, 2001

AGGREGATE INDEBTEDNESS	
Payables:	
Accounts payable and accrued liabilities	$ 117,887
Payable to affiliate	297,479
Contributions payable to carrier	290,885
	$ 706,251
(Less) amounts payable for funds on deposit in special reserve account	(302,888)
Total aggregate indebtedness	$ 403,363
Minimum required net capital	$ 250,000
NET CAPITAL	
Trust equity	$ 1,558,752
Deductions:	
Furniture and equipment, net	(78,363)
Other assets	(142,888)
Haircuts on money markets	(31,149)
Net capital	$ 1,306,352
Minimum required net capital	250,000
Capital in excess of minimum requirement	$ 1,056,352
Ratio of aggregate indebtedness to net capital	.31 to 1

WEA TAX SHELTERED ANNUITY TRUST

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2001

	Credits	Debits
Free credit balances and other credit balances in customers' securities accounts	$ 302,888	$ –
Other (bank overdraft)	–	–
Total	$ 302,888	–
Excess of total credits over total debits	$ 302,888	
Required deposit	$ 302,888	
Amount held on deposit in special reserve account at December 31, 2001	$ 712,361	

WEA TAX SHELTERED ANNUITY TRUST

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2001

1. Customers' fully paid securities and excess margin securities not in the Registrant's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by Registrant within the time frames specified under Rule 15c3-3.	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities not in the Registrant's possession or control as of the report date for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of items	-


Strohm
Ballweg, LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Trustees
WEA Tax Sheltered Annuity Trust
Madison, Wisconsin

In planning and performing our audits of the financial statements of WEA Tax Sheltered Annuity Trust (the Trust) for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Trust, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

2. Making the quarterly securities examinations, counts and verifications and comparisons, and the recording of differences required by Rule 17a-13.

3. Complying with the requirements of prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by Rule 15c3-3.

The management of the Trust is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

725 Heartland Trail, Suite 100 • Madison, WI 53717-1966 • Phone (608) 821-0600 • Fax (608) 821-0601

objectives. Two of the objectives of internal control and the practices and procedures referred to above are to provide management with reasonable, but not absolute, assurance that assets for which the Trust has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Trust's practices and procedures were adequate at December 31, 2001 and 2000 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Strohm Ballweg, LLP

Madison, Wisconsin
February 11, 2002